Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of FEBRUARY 2026	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi received continued listing standard notice from the NYSE

The notice has no immediate impact on the listing of the Company’s ADRs

Santeramo in Colle, Bari, Italy – February 5, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) announced today that on January 6, 2026 it received notice from the New York Stock Exchange (the “NYSE”) that the Company was no longer in compliance with one of the NYSE’s continued listing standards for a listed company (the “NYSE Notice”), because its 30 trading-day average market capitalization and its last reported stockholders’ equity as of September 30, 2025 were each below $50 million.

Pursuant and subject to the NYSE’s rules, the Company has an 18-month cure period following receipt of the NYSE Notice to regain compliance with the NYSE’s minimum requirements for market capitalization and stockholders’ equity, subject to the NYSE’s receipt and approval of a plan submitted by the Company demonstrating how the Company intends to regain compliance with the NYSE’s continued listing standards. If the Company’s plan describing the appropriate measures to regain compliance with the listing standards is not timely submitted within 90 days following receipt of the NYSE Notice or is not accepted by the NYSE, the NYSE will initiate suspension and delisting procedures.

The Company is currently considering available alternatives to cure the deficiency and return to compliance with the NYSE continued listing standards and intends to notify the NYSE accordingly.

The NYSE Notice has no immediate impact on the listing or trading of the Company’s ADRs, which will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards. The NYSE Notice does not affect the Company’s business operations or its reporting obligations with the Securities and Exchange Commission.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the most recent Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 565 monobrand stores, 487 Natuzzi galleries, along with more than 550 curated placements in larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	February 5, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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